   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 14, 2000

                                              REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                            BROOKS AUTOMATION, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                    DELAWARE                                            04-3040660
         (STATE OR OTHER JURISDICTION OF                             (I.R.S. EMPLOYER
         INCORPORATION OR ORGANIZATION)                           IDENTIFICATION NUMBER)

       15 ELIZABETH DRIVE, CHELMSFORD, MASSACHUSETTS 01824 (978) 262-2400 (ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                               ROBERT J. THERRIEN
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            BROOKS AUTOMATION, INC.
                              15 ELIZABETH DRIVE,
                        CHELMSFORD, MASSACHUSETTS 01824
                                 (978) 262-2400
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

         LAWRENCE M. LEVY, ESQUIRE                      TIMOTHY C. MAGUIRE, ESQUIRE
       BROWN, RUDNICK, FREED & GESMER                 TESTA, HURWITZ & THIBEAULT, LLP
            ONE FINANCIAL CENTER                              125 HIGH STREET
        BOSTON, MASSACHUSETTS 02111                     BOSTON, MASSACHUSETTS 02110
               (617) 856-8200                                  (617) 248-7000

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, check the following box. [ ]
    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]
    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
                                                                 PROPOSED MAXIMUM      PROPOSED MAXIMUM
         TITLE OF EACH CLASS OF              AMOUNT TO BE         OFFERING PRICE)          AGGREGATE             AMOUNT OF
      SECURITIES TO BE REGISTERED            REGISTERED(1)         PER SHARE(2)        OFFERING PRICE(2)     REGISTRATION FEE
-------------------------------------------------------------------------------------------------------------------------------
Common stock, $.01 par value............       3,737,500              $64.47             $240,956,625           $63,612.55
-------------------------------------------------------------------------------------------------------------------------------
Rights to Purchase common stock(3)......          --                    --                    --                    --
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------

(1) Includes up to 487,500 shares of common stock which may be purchased by the underwriters to cover over-allotments, if any.

(2) Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, and based upon the average of the reported high and low prices of the common stock on the Nasdaq National Market on February 8, 2000.

(3) Pursuant to a rights distribution made in 1997, one right (each a "Right") is deemed to be delivered with each share of common stock issued by the Company. The Rights currently are not separately transferable apart from the common stock, nor are they exercisable until the occurrence of certain events. Accordingly, no independent value has been attributed to the Rights.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

      THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 Subject to Completion, Dated February 14, 2000

                                3,250,000 Shares

                                 [BROOKS LOGO]

                            BROOKS AUTOMATION, INC.

                                  Common Stock

                               ------------------

     We are selling 2,750,000 shares and the selling stockholders are selling 500,000 shares of our common stock. We will not receive any of the proceeds from shares of our common stock sold by the selling stockholders.

     Our common stock is quoted on the Nasdaq National Market under the symbol "BRKS". The last reported sale price of our common stock on February 10, 2000 was $66.81 per share.

     The underwriters have an option to purchase a maximum of 487,500 additional shares to cover over-allotments of shares.

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS.  SEE "RISK FACTORS" ON PAGE
8.

                                            UNDERWRITING     PROCEEDS TO        PROCEEDS TO
                                PRICE TO    DISCOUNTS AND      BROOKS             SELLING
                                 PUBLIC      COMMISSIONS     AUTOMATION        STOCKHOLDERS
                                --------    -------------    -----------    -------------------
Per Share.....................  $             $               $                  $

Total.........................  $             $               $                  $

     Delivery of the shares of common stock will be made on or about
                .

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

  CREDIT SUISSE FIRST BOSTON                                            SG COWEN
NEEDHAM & COMPANY, INC.        ADAMS, HARKNESS & HILL, INC.        WIT SOUNDVIEW

                The date of this prospectus is February   , 2000

[Graphics appearing on inside front cover: Close-up picture of a Front Opening Unified Pod with the text "Brooks Automation is a leading supplier of integrated tool and factory automation solutions for the global semiconductor manufacturing and related industries. Our automation solutions are designed to optimize semiconductor manufacturing equipment and factory productivity. We design our solutions to enable our customers to bring products to market faster, more efficiently and at lower cost."

[Graphics appearing on gatefold following inside front cover: Graphical drawing of a semiconductor fabrication facility in the center, surrounded by graphical depictions of the major products groups offered by Brooks: "Vacuum Tools," "Atmospheric Tools," "Factory-Tool Interfaces," "Factory Automation Software" and "Tool Control Software". The upper left corner states "Brooks in the Fab."

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
PROSPECTUS SUMMARY....................    3
RISK FACTORS..........................    8
SPECIAL NOTE REGARDING FORWARD-
  LOOKING STATEMENTS..................   15
PRICE RANGE OF COMMON STOCK...........   16
DIVIDEND POLICY.......................   16
USE OF PROCEEDS.......................   16
CAPITALIZATION........................   17
DILUTION..............................   18

                                        PAGE
                                        ----
SELECTED CONSOLIDATED FINANCIAL
  DATA................................   19
PRINCIPAL AND SELLING STOCKHOLDERS....   20
UNDERWRITING..........................   23
NOTICE TO CANADIAN RESIDENTS..........   24
LEGAL MATTERS.........................   25
EXPERTS...............................   25
WHERE YOU CAN FIND MORE INFORMATION...   26

                            ------------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY BE USED ONLY WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                            ------------------------

                               PROSPECTUS SUMMARY

     This summary provides an overview of selected information and may not contain all of the information that is important to you. You should read the entire prospectus carefully, including the financial data, related notes and the information we have incorporated by reference before making an investment decision. Unless otherwise indicated, all information in this prospectus assumes that the underwriters do not exercise their over-allotment option.

                               BROOKS AUTOMATION

     We are a leading supplier of integrated tool and factory automation solutions for the global semiconductor manufacturing and related industries. Our automation solutions are designed to optimize equipment and factory productivity. These solutions include tool automation modules, complete semiconductor wafer handling systems and automation software and integration services. We sell our tool automation products principally to manufacturers of process equipment used in semiconductor fabrication facilities, or fabs, including Lam Research, Novellus Systems and ULVAC. We sell our factory automation products principally to semiconductor manufacturers including Philips Electronics, STMicroelectronics and Samsung Electronics. We also sell our products to data storage and flat panel display manufacturers. Based upon data published by Dataquest, an independent research group, we believe that we are the largest independent producer of vacuum tool automation systems and a leading independent producer of tool software and controls.

     Semiconductor manufacturers are currently making, and are expected to continue to make, significant investments in manufacturing capacity by constructing new semiconductor manufacturing facilities, expanding existing facilities and upgrading existing equipment. According to Dataquest, semiconductor manufacturers will spend about $25.1 billion on fab equipment in 2000, and this spending will grow to $38.3 billion by 2002, representing a compound annual growth rate of 24%. Semiconductor manufacturers face challenges in achieving and maintaining high production yields, improving use of expensive facilities and equipment, and managing the logistics of increasingly complex fabrication processes. Manufacturers seek to meet these challenges by using tool and fab automation systems to:

     - maximize the flow of products through the manufacturing process;

     - minimize misprocessing and contamination; and

     - monitor and control manufacturing processes and equipment.

As a result, we expect automation to represent a growing portion of semiconductor capital equipment spending. Dataquest estimates that in 2000 semiconductor and process equipment manufacturers will spend $1.4 billion on manufacturing automation and control systems and that this number will grow to $2.4 billion by 2002, representing a compound annual growth rate of 30%.

OUR SOLUTION

     We offer integrated automation solutions designed to optimize process tool and fab productivity. We believe we have demonstrated technological leadership in our hardware and software product offerings, a direct result of the learning cycles associated with multiple generations of our products. We design our solutions to enable our customers to bring products to market faster, more efficiently and at lower cost. We provide the following benefits to our customers:

     Comprehensive Solution. We offer a comprehensive suite of software and hardware products to address the needs of the tool and factory automation markets. We enable our customers to fulfill, from a single source, a significant portion of their automation requirements. Our integrated solutions provide our customers with several advantages, including standard maintenance and training, uniform user interfaces, easier solution deployment and single supplier accountability.

     Increased Productivity of Manufacturing Process. Our products are designed to enable our customers to attain a high level of productivity and performance when integrated into their manufacturing process. We design our solutions to improve the following aspects of manufacturing performance:

     - tool productivity -- our systems and modules are highly reliable, enable high wafer throughput and limit contamination;

     - factory throughput -- our automation software can simulate and optimize scheduling of highly complex semiconductor manufacturing processes;

     - production yields -- our solutions permit real-time equipment monitoring and control and off-line production data analysis; and

     - capital equipment utilization -- our products provide improved diagnostics and maintenance management.

     Global Service and Support. We provide our customers with an extensive service and support infrastructure through our operations in North America, Europe and Asia. We have spare parts and field service, local application and software engineering capabilities in all of our major markets. Members of management, many of whom have broad international and industry experience, are located in North America, Japan, South Korea, Singapore, Taiwan, Germany and the United Kingdom.

PRODUCTS

     Since September 1998, we have completed seven acquisitions that have increased the breadth and depth of our tool and factory automation product offerings. Today, the combination of our tool automation solutions with our factory automation solutions and implementation services provides enabling technology for improving factory performance. We have 59 U.S. patents and 50 pending U.S. patents including those covering vacuum robot, cluster tool automation platform, tool interface and material tracking designs. We also have numerous patents issued or pending in Europe, Japan, China, Taiwan, Korea and Singapore. In fiscal 1999, we sold our tool and factory automation solutions to more than 200 customers for use in fabs in North America, Asia and Europe.

     Tool Automation. We offer a broad complement of tool automation systems and service support. Our vacuum and atmospheric tool automation systems include robots, cluster tool platforms, equipment front end modules, tool-factory interfaces and mini-environments for isolating processing equipment and semiconductors. Our equipment solutions for embedded tool control include controller hardware, control software and communication interfaces.

     Factory Automation. We offer many components of both a computer integrated manufacturing solution and a factory-tool interface automation solution. Our suite of factory automation software products includes manufacturing execution systems, cell control, process control, material transport control, data analysis and graphical display, computerized maintenance management, manufacturing simulation, material identification and tracking, factory scheduling and real-time dispatching.

STRATEGY

     Our goal is to maintain and expand upon our position as a leading independent supplier of integrated tool and factory automation solutions for the semiconductor, data storage and flat panel display manufacturing industries. The principal elements of our strategy are as follows:

     Capitalize on the Trend Towards Increased Fab Automation. The robotic systems integration and tool software expertise that we have developed for our tool automation systems, coupled with our factory automation software solutions and factory interface hardware, position us to capitalize on the current trend towards increased fab automation. We believe several factors are contributing to this trend, including:

     - a greater need to reduce idleness, minimize unscheduled downtime and increase the efficiency of tools as factory capital costs rise;

     - advanced semiconductor materials, such as copper, require new tool sets, greater process control and improved containment isolation;

     - increases in semiconductor wafer sizes to 300mm diameters make human handling impractical because of the greater weight and value of these wafers;

     - greater complexity of semiconductor manufacturing requires improved fab scheduling and process control; and

     - advances in semiconductor miniaturization requires cleaner, particle-free production environments.

     Capitalize on the Trend Towards Increased Outsourcing. We believe that process tool manufacturers will outsource more of their automation content as they focus on their core competencies to meet the demands of more sophisticated processes. We believe semiconductor manufacturers will also outsource their internal manufacturing software development and integration efforts as more comprehensive and integrated solutions become available. We plan to capitalize on these trends by offering a broader range of integrated solutions.

     Offer Integrated Tool and Factory Automation Solutions. As fabs become more expensive, we believe our customers will demand more fully integrated solutions. We believe fab efficiency is currently impaired by the difficulty of integrating various point solutions. We believe we can provide more complete and integrated solutions that address this customer need.

     Pursue Strategic Technology Alliances and Acquisitions. We intend to continue pursuing strategic alliances and acquisitions that complement our family of products and enable us to deliver a fully integrated, automation solution.

                            ------------------------

     We are a Delaware corporation. Our principal offices are located at 15 Elizabeth Drive, Chelmsford, Massachusetts 01824 and our telephone number is
(978) 262-2400. Our corporate website is www.brooks.com. The information on our website is not incorporated by reference in this prospectus.

                                  THE OFFERING

Common stock offered by Brooks............    2,750,000 shares

Common stock offered by the selling
stockholders..............................    500,000 shares

Common stock to be outstanding after the
offering..................................    16,098,842 shares

Use of proceeds...........................    For working capital and general
                                              corporate
                                              purposes, which may include
                                              leasehold
                                              improvements, equipment purchases,
                                              potential acquisitions and
                                              strategic alliances.

Nasdaq National Market symbol.............    BRKS

     The number of shares of our common stock to be outstanding immediately after this offering is based on the number of shares outstanding as of February 4, 2000. It does not include:

     - 3,097,693 shares of common stock issuable upon exercise of stock options outstanding at February 4, 2000, at a weighted average price of $20.59 per share,

     - 74,334 shares of common stock reserved for issuance pursuant to our employee stock purchase plan; and

     - 186,388 shares of common stock reserved for issuance pursuant to stock options not yet granted under all of our stock option plans.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The pro forma as adjusted balance sheet data in the table below give effect to:

          - the sale of 2,750,000 shares of common stock offered by us at an assumed offering price of $66.81 per share, and the application of the net proceeds from the sale of the shares, after deducting the estimated underwriting discount and estimated offering expenses payable by us; and

          - our acquisition of the businesses of Auto-Soft Corporation and AutoSimulations, Inc. from Daifuku America Corporation in January 2000 for $27.0 million in cash, 535,404 shares of common stock and a $16.0 million promissory note due on January 5, 2001.

                                                                                         THREE MONTHS ENDED
                                                     FISCAL YEARS ENDED SEPTEMBER 30,       DECEMBER 31,
                                                     --------------------------------    ------------------
                                                       1997        1998        1999       1998       1999
                                                     --------    --------    --------    -------    -------
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues.......................................      $109,427    $100,252    $103,906    $20,052    $50,280
Gross profit...................................        44,117      26,724      46,029      8,565     24,452
Operating expenses
    Research and development...................        22,208      25,376      22,425      4,930      7,140
    Selling, general and administrative........        24,905      27,500      31,631      6,041     12,501
    Amortization of acquired intangible
      assets...................................            --          --         349         --        795
    Acquisition-related and restructuring
      costs....................................            --       3,722       3,120         --         --
Income (loss) from operations..................        (2,996)    (29,874)    (11,496)    (2,406)     4,016
Income (loss) before income taxes..............        (3,702)    (27,244)     (8,899)    (1,728)     4,673
Net income (loss)..............................        (4,169)    (22,563)     (7,884)    (1,531)     2,865
Accretion and dividends on preferred stock.....         1,005       1,420         654        225         --
Net income (loss) attributable to common
  stockholders.................................        (5,174)    (23,983)     (8,538)    (1,756)     2,865
Diluted income (loss) per share................      $  (0.66)   $  (2.32)   $  (0.76)   $ (0.16)   $  0.21
Shares used in computing diluted earnings
  (loss) per share.............................         7,880      10,337      11,192     11,087     13,411

SUPPLEMENTAL DATA:
Depreciation and amortization..................      $  6,496    $  8,545    $ 10,443    $ 1,771    $ 2,627
Capital expenditures (excluding
  acquisitions)................................      $  7,994    $  4,575    $  5,716    $ 1,313    $ 3,346
Net income (loss) before amortization of
  acquired intangible assets...................      $ (5,174)   $(23,983)   $ (8,329)   $(1,756)   $ 3,342
Diluted income (loss) per share before
  amortization of acquired intangible assets...      $  (0.66)   $  (2.32)   $  (0.74)   $ (0.16)   $  0.25

                                                                       AS OF
                                                                 DECEMBER 31, 1999
                                                               ----------------------
                                                                              PRO
                                                                             FORMA
                                                                              AS
                                                                ACTUAL     ADJUSTED
                                                               --------   -----------
BALANCE SHEET DATA:
Cash and cash equivalents...................................   $ 61,097    $212,144
Total assets................................................    183,794     400,754
Long-term debt (including current portion)..................      1,214      18,422
Total stockholders' equity..................................   $145,055    $332,438

                                  RISK FACTORS

     This offering involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus before deciding to invest in shares of our common stock. While these are the risks and uncertainties we believe are most important for you to consider, you should know that they are not the only risks or uncertainties facing us or which may adversely affect our business. If any of the following risks or uncertainties actually occur, our business, financial condition and operating results would likely suffer. In that event, the market price of our common stock could decline and you could lose all or part of the money you paid to buy our common stock.

                        RISKS RELATING TO OUR OPERATIONS

     The Cyclical Demand of Semiconductor Manufacturers Affects our Operating Results. Our business is significantly dependent on capital expenditures by semiconductor manufacturers. The level of semiconductor manufacturers' capital expenditures is dependent on the current and anticipated market demand for semiconductors. Demand for semiconductors is cyclical and has historically experienced periodic downturns. During these downturns, our revenues have dropped and we have incurred losses. We believe that downturns in the semiconductor manufacturing industry will occur in the future and will result in decreased demand for our products. Despite the addition of our factory automation business in fiscal 1999, our financial results will continue to be dependent on capital expenditures by semiconductor manufacturers. Downturns in the semiconductor business, when fewer new facilities are being built, could harm our financial results as have downturns in the past.

     Our Sales Volume Depends on the Sales Volume of our Original Equipment Manufacturer Customers. We sell a majority of our tool automation products to original equipment manufacturers who incorporate our products into their equipment. Therefore, our revenues are directly dependent on the ability of these customers to develop and market their equipment in a timely, cost-effective manner.

     We Rely on a Small Number of Customers for a Large Portion of our Revenues. We receive a significant portion of our revenues in each fiscal period from a limited number of customers. The loss of one or more of these major customers, or a decrease in orders by one or more customers, would adversely affect our business. Sales to our ten largest customers accounted for 56% of total revenues in the three months ended December 31, 1999 and 63% of total revenues in fiscal 1999. Sales to Lam Research Corporation, our largest customer, accounted for approximately 14% of total revenues in the three months ended December 31, 1999 and 15% of our total revenues in 1999.

     Delays in Shipment of a Few of our Large Orders Could Substantially Decrease our Revenues. Historically, a substantial portion of our quarterly and annual revenues came from sales of a small number of large orders. These orders consist of products with high selling prices compared to our other products. As a result, the timing of the recognition of revenue from one of these large orders can have a significant impact on our total revenues and operating results for a particular period. Our operating results could be harmed if even a small number of large orders are canceled or rescheduled by customers or cannot be filled due to delays in manufacturing, testing, shipping or product acceptance.

     We Have Significant Fixed Costs which are not Easily Reduced if Revenues Fall Below Expectations. Our expense levels are based in part on our future revenue expectations. Many of our expenses, particularly those relating to capital equipment and manufacturing overhead, are relatively fixed. If we do not meet our sales goals we may be unable to rapidly reduce these fixed costs. Our ability to reduce expenses is further constrained because we must continue to invest in research and development to maintain our competitive position and to maintain service and support for our existing global customer base. Accordingly, if we suffer an unexpected downturn in revenue, our inability to reduce fixed costs rapidly could increase the adverse impact on our results of operations.

     Our Lengthy Sales Cycle Requires us to Incur Significant Expenses with No Assurance that we Will Generate Revenue. Our tool automation products are generally incorporated into original equipment manufacturer equipment at the design stage. To obtain new business from our original equipment manufacturer customers, we must develop products for selection by a potential customer at the design stage. This often requires us to make significant expenditures without any assurance of success. The original equipment manufacturer's design decisions often precede the generation of volume sales, if any, by a year or more. We also must complete successfully a lengthy evaluation period before we can achieve volume sales of our manufacturing execution system software and process optimization software to our factory automation customers. We cannot guarantee that we will continue to achieve design wins or satisfy evaluations by our factory automation customers of our software. We cannot guarantee that the equipment manufactured by our original equipment manufacturing customers will be commercially successful. If we or our original equipment manufacturing customers fail to develop and introduce new products successfully and in a timely manner, our business and financial results will suffer.

     Our International Business Operations Expose us to a Number of Difficulties in Coordinating our Activities Abroad and in Dealing with Multiple Regulatory Environments. Approximately 52% of our total revenues in the three months ended December 31, 1999 and 41% of our total revenues in fiscal 1999 were derived from customers located outside North America. We anticipate that international sales will continue to account for a significant portion of our revenues. Our vendors are located in several different foreign countries. As a result of our international business operations, we are subject to various risks, including:

     - difficulties in staffing and managing operations in multiple locations in many countries;

     - challenges presented by collecting trade accounts receivable in foreign jurisdictions;

     - possible adverse tax consequences;

     - governmental currency controls;

     - changes in various regulatory requirements;

     - political and economic changes and disruptions; and

     - export/import controls and tariff regulations.

     To support our international customers, we maintain locations in several countries, including Japan, South Korea, Germany, United Kingdom, Malaysia, Taiwan, Singapore and Canada. We cannot guarantee that we will be able to manage these operations effectively. We cannot assure you that our investment in these international operations will enable us to compete successfully in international markets or to meet the service and support needs of our customers, some of whom are located in countries where we have no infrastructure.

     Although our international sales are primarily denominated in U.S. dollars, changes in currency exchange rates can make it more difficult for us to compete with foreign manufacturers on price. If our international sales increase relative to our total revenues, these factors could have a more pronounced effect on our operating results.

     We Must Continually Improve our Technology to Remain
Competitive. Technology changes rapidly in the semiconductor, data storage and flat panel display manufacturing industries. We believe our success will depend upon our ability to enhance our existing products and to develop and market new products to meet customer needs. We cannot guarantee that we will identify and adjust to changing market conditions or succeed in introducing commercially rewarding products or product enhancements. The success of our product development and introduction depends on a number of factors, including:

     - accurately identifying and defining new products;

     - completing and introducing new product designs in a timely manner;

     - market acceptance of our products and our customers' products; and

     - determining a comprehensive, integrated product strategy.

     We Face Significant Competition Which Could Result in Decreased Demand for Our Products or Services. The markets for our products are intensely competitive and we may not be able to compete successfully. We believe that our primary competition in the tool automation market is from integrated original equipment manufacturers that satisfy their semiconductor and flat panel display handling needs themselves rather than by purchasing systems or modules from an independent supplier like us. Many of these original equipment manufacturers have substantially greater resources than we do. Applied Materials, Inc., the leading process equipment original equipment manufacturer, develops and manufactures its own central wafer handling systems and modules. We may not be successful in selling our products to original equipment manufacturers that currently satisfy their wafer or substrate handling needs themselves, regardless of the performance or the price of our products. Moreover, integrated original equipment manufacturers may begin to commercialize their handling capabilities and become our competitors.

     We believe that the primary competitive factors in the end-user semiconductor manufacturer market for factory automation software and process control software are product functionality, price/performance, ease of use, hardware and software platform compatibility, vendor reputation and financial stability. The relative importance of these competitive factors may change over time. We directly compete in this market with various competitors, including Applied Materials-Consilium, PRI-Promis, IBM-Poseidon and numerous small, independent software companies. We also compete with the in-house software staffs of semiconductor manufacturers like NEC. Most of those manufacturers have substantially greater resources than us.

     We believe that the primary competitive factors in the factory interface market are technical and technological capabilities, reliability, price/performance, ease of integration and global sales and support capability. In this market, we compete directly with Asyst, Fortrend, Kensington and Rorze. Some of these competitors have substantial financial resources and extensive engineering, manufacturing and marketing capabilities.

     We believe our sale of products for the flat panel display process equipment market is heavily dependent upon our penetration of the Japanese market. In addressing the Japanese markets, we may be at a competitive disadvantage to Japanese suppliers that, historically, have been the supplier of choice to these markets.

     Much of our Success and Value Lies in our Ownership and Use of Intellectual Property and our Failure to Protect That Property Could Adversely Affect our Future Growth. Our ability to compete is heavily affected by our ability to protect our intellectual property. We rely primarily on trade secret laws, confidentiality procedures, patents, copyrights, trademarks and licensing arrangements to protect our intellectual property. The steps we have taken to protect our technology may be inadequate. Existing trade secret, trademark and copyright laws offer only limited protection. Our patents could be invalidated or circumvented. The laws of certain foreign countries in which our products are or may be developed, manufactured or sold may not fully protect our products or intellectual property rights. This may make the possibility of piracy of our technology and products more likely. We cannot guarantee that the steps we have taken to protect our intellectual property will be adequate to prevent misappropriation of our technology. There has been substantial litigation regarding patent and other intellectual property rights in semiconductor-related industries. We may engage in litigation to:

     - enforce our patents;

     - protect our trade secrets or know-how;

     - defend ourselves against claims we infringe the rights of others; or

     - determine the scope and validity of the patents or intellectual property rights of others.

     Any litigation could result in substantial cost to us and divert the attention of our management, which could harm our operating results.

     Our Operations Could Infringe on the Intellectual Property Rights of Others. Particular aspects of our technology could be found to infringe on the intellectual property rights or patents of others. Other companies may hold or obtain patents on inventions or may otherwise claim proprietary rights to technology necessary to our business. We cannot predict the extent to which we may be required to seek licenses or alter our products so that they no longer infringe the rights of others. We cannot guarantee that the terms of any licenses we may be required to seek will be reasonable. Similarly, changing our products or processes to avoid infringing the rights of others may be costly or impractical or could detract from the value of our products.

     Our Business May be Harmed by Infringement Claims of General Signal or Applied Materials. We received notice from General Signal Corporation alleging infringements of its patent rights by certain of our products. The notification advised us that General Signal was attempting to enforce its rights to those patents in litigation against Applied Materials, and that, at the conclusion of that litigation, General Signal intended to enforce its rights against us and others. According to a press release issued by Applied Materials in November 1997, Applied Materials settled its litigation with General Signal by acquiring ownership of five General Signal patents. Although not verified by us, these five patents would appear to be the patents referred to by General Signal in its prior notice to us. Applied Materials has not contacted us regarding these patents.

     We do not have Long-Term Contracts with our Customers and our Customers may Cease Purchasing our Products at Any Time. We generally do not have long-term contracts with our customers. As a result, our agreements with our customers do not provide any assurance of future sales. Accordingly:

     - our customers can cease purchasing our products at any time without penalty;

     - our customers are free to purchase products from our competitors;

     - we are exposed to competitive price pressure on each order; and

     - our customers are not required to make minimum purchases.

     Year 2000 Readiness; Year 2000 Problems Could Disrupt our Business. The year 2000 problem is the potential for system and processing failure of date-related data as the result of computer-controlled systems using two digits rather than four digits to define the applicable year. This could result in system failure or miscalculations causing disruptions of operations, including, among other things, temporary inability to process transactions, send invoices, or engage in similar normal business activities. Problems associated with the year 2000 may not become apparent until some time after January 2000.

     We have evaluated our internal software and products for year 2000 problems. We believe that our products and business will not be substantially affected by the year 2000 problem and that we have no significant exposure to liabilities related to the year 2000 problem for the products that we have sold. We have also communicated with others, including suppliers and customers whose computer systems' functionality could directly impact our operations.

     Although we believe our planning efforts are adequate to address our year 2000 concerns, undetected year 2000 problems may cause us to experience negative consequences or significant costs. We cannot be sure that our suppliers, customers or businesses that we may acquire will not experience similar consequences or costs. Such consequences or costs could adversely affect our business.

                          RISKS RELATING TO OUR GROWTH

     Rapid Growth is Straining our Operations and Requiring us to Incur Costs to Upgrade our Infrastructure. During the last two quarters, we have experienced extremely rapid growth in our operations, the number of our employees, our product offerings and the geographic area of our operations. Our growth places a significant strain on our management, operations and financial systems. Our future operating results will be dependent in part on our ability to continue to implement and improve our operating and financial controls and management information systems. If we fail to manage our growth effectively, our financial condition, results of operations and business could be materially adversely affected.

     Our Operating Results Would Be Harmed if One of our Key Suppliers Fails to Deliver Components for Our Products. We currently procure many of our components on an as needed, purchase order basis. We do not carry significant inventories or have any long-term supply contracts with our vendors. With the recent increased demand for semiconductor manufacturing equipment, our suppliers are facing significant challenges in providing components on a timely basis. Our inability to obtain components in required quantities or of acceptable quality could result in significant delays or reductions in product shipments. This would materially and adversely affect our operating results.

     Our Business Could be Harmed if We Fail to Adequately Integrate the Operations of Our Acquisitions. Our management must devote substantial time and resources to the integration of the operations of our acquired businesses with our business and with each other. If we fail to accomplish this integration efficiently, we may not realize the anticipated benefits of our acquisitions. The process of integrating supply and distribution channels, research and development initiatives, computer and accounting systems and other aspects of the operation of our acquired businesses, presents a significant challenge to our management. This is compounded by the challenge of simultaneously managing a larger entity. We have completed a number of acquisitions in a short period of time. These businesses have operations and personnel located in Asia, Europe and the United States and present a number of additional difficulties of integration, including:

     - difficulties in the assimilation of products and designs into integrated solutions;

     - difficulties in informing customers, suppliers and distributors of the effects of the acquisitions and integrating them into our overall operations;

     - difficulties integrating personnel with disparate business backgrounds and cultures;

     - difficulties in defining and executing a comprehensive product strategy;

     - difficulties in managing geographically remote units;

     - difficulties associated with managing the risks of entering markets or types of businesses in which we have limited or no direct experience; and

     - difficulties in minimizing the loss of key employees of the acquired businesses.

     If we delay integrating or fail to integrate an acquired business or experience other unforeseen difficulties, the integration process may require a disproportionate amount of our management's attention and financial and other resources. Our failure to adequately address these difficulties could harm our business and financial results.

     Our Business May be Harmed by Acquisitions We Complete in the Future. We plan to continue to pursue additional acquisitions of related businesses. Our identification of suitable acquisition candidates involves risks inherent in assessing the values, strengths, weaknesses, risks and profitability of acquisition candidates, including the effects of the possible acquisition on our business, diversion of our management's attention and risks associated with unanticipated problems or latent liabilities. If we are successful in pursuing future acquisitions, we will be required to expend significant funds, incur additional debt or issue additional securities, which may negatively affect our results of operations and be dilutive to our stockholders. If we spend significant funds or incur additional debt, our ability to obtain financing for working capital or other purposes could decline and we may be more vulnerable to economic downturns and competitive pressures. We cannot guarantee that we will be able to finance additional acquisitions or that we will realize any anticipated benefits from acquisitions that we complete. Should we successfully acquire another business, the process of integrating acquired operations into our existing operations may result in unforeseen operating difficulties and may require significant financial resources that would otherwise be available for the ongoing development or expansion of our existing business.

     We May not be Able to Recruit and Retain Necessary Personnel Because of Intense Competition for Highly Skilled Personnel. We need to hire and retain substantial numbers of employees with technical backgrounds for both our hardware and software engineering and support staffs. The market for these employees is intensively competitive, and we have occasionally experienced delays in hiring these personnel. Due to the cyclical nature of the demand for our products, we have had to reduce our workforce and then rebuild our workforce as our business has gone through downturns followed by upturns.

We currently need to hire a number of highly skilled employees, especially in manufacturing, to meet customer demand. Due to the competitive nature of the labor markets in which we operate, this type of employment cycle increases our risk of not being able to retain and recruit key personnel. Our inability to recruit, retain and train adequate numbers of qualified personnel on a timely basis could adversely affect our ability to develop, manufacture, install and support our products.

                       RISKS RELATING TO OUR COMMON STOCK

     Our Operating Results Fluctuate Significantly, Which Could Negatively Impact our Business and our Stock Price. Our margins, revenues and other operating results can fluctuate significantly from quarter to quarter depending upon a variety of factors, including:

     - the level of demand for semiconductors in general;

     - cycles in the market for semiconductor manufacturing equipment and automation software;

     - the timing and size of orders from our customer base;

     - our ability to manufacture, test and deliver products in a timely and cost-effective manner;

     - our success in winning competitions for orders;

     - the timing of our new product announcements and releases and those of our competitors;

     - the mix of products sold by us;

     - competitive pricing pressures; and

     - the level of automation required in fab extensions, upgrades and new facilities.

We entered into the factory automation software business in fiscal 1999. We believe a substantial portion of our revenues from this business will be dependent on achieving project milestones. As a result, our revenue from this business will be subject to fluctuations depending upon a number of factors, including whether we can achieve project milestones on a timely basis, if at all, as well as the timing and size of projects.

     The Volatility of our Stock Price Could Adversely Affect an Investment in our Stock. The market price of our common stock has fluctuated widely. For example, between August 25, 1999 and August 31, 1999, the price of our common stock dropped from approximately $25.13 to $21.75 per share. Between January 4, 2000 and January 27, 2000, the price of our common stock rose from approximately $30.63 to $54.44 per share. Consequently, the current market price of our common stock may not be indicative of future market prices, and we may not be able to sustain or increase the value of an investment in our common stock. Factors affecting our stock price may include:

     - variations in operating results from quarter to quarter;

     - changes in earnings estimates by analysts or our failure to meet analysts' expectations;

     - changes in the market price per share of our public company customers;

     - market conditions in the industry;

     - general economic conditions;

     - low trading volume of our common stock; and

     - the number of firms making a market in our common stock.

     In addition, the stock market has recently experienced extreme price and volume fluctuations. These fluctuations have particularly affected the market prices of the securities of high technology companies like us. These market fluctuations could adversely affect the market price of our common stock.

     Because a Limited Number of Stockholders, Including a Member of Our Management Team, Own a Substantial Number of our Shares and are Parties to Voting Agreements, Decisions May be Made by Them That are Detrimental to Your Interests. By virtue of their stock ownership and voting agreements, Robert J. Therrien, our president and chief executive officer, Jenoptik A.G. and Daifuku America Corporation have the power to significantly influence our affairs and are able to influence the outcome of matters required to be submitted to stockholders for approval, including the election of our directors, amendments of our certificate of incorporation, mergers, sales of assets and other acquisitions or sales. We cannot assure you that these stockholders will not exercise their influence over us in a manner detrimental to your interests. Upon completion of this offering, Mr. Therrien will hold approximately 5.3% of our common stock, M+W Zander Holding GmbH, a subsidiary of Jenoptik, will hold approximately 5.4% of our common stock and Daifuku America Corporation, the U.S. affiliate of Daifuku Co. Ltd. of Japan, will hold approximately 2.4% of our common stock. Collectively, these stockholders will hold approximately 13.1% of our outstanding common stock. On September 30, 1999 we entered into a stockholder agreement with Mr. Therrien, M+W and Jenoptik. Under this agreement, until M+W no longer holds all of the shares received from us when we acquired the Infab Division from Jenoptik or until September 30, 2004, whichever occurs first, we agree to nominate a reasonably acceptable Jenoptik designee to our board of directors in each election of our directors. Mr. Therrien agreed to vote all his shares in favor of Jenoptik's nominee. Jenoptik agreed to vote in favor of the other candidates to our board of directors that are nominated by our existing board. Jenoptik also agreed to vote for other matters in the same proportion as the votes cast by the other holders of our common stock. On January 6, 2000, in connection with our acquisition of Auto-Soft Corporation and AutoSimulations, Inc. from Daifuku America Corporation, we entered into a stockholder agreement with Daifuku America Corporation and Daifuku Co., Ltd. Under the stockholder agreement, Daifuku agreed to vote all of its shares of our common stock at each meeting of our stockholders in accordance with the recommendation of our board of directors.

     Provisions of our Certificate of Incorporation, Bylaws and Contracts May Discourage Takeover Offers and may Limit the Price Investors Would be Willing to Pay for our Common Stock. Our certificate of incorporation and bylaws contain provisions that may make an acquisition of us more difficult and discourage changes in our management. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock. In addition, we have adopted a rights plan. In many potential takeover situations, rights issued under the plan become exercisable to purchase our common stock at a price substantially discounted from the then applicable market price of our common stock. Because of its possible dilutive effect to a potential acquiror, the rights plan would generally discourage third parties from proposing a merger with or initiating a tender offer for us that is not approved by our board of directors. Accordingly, the rights plan could have an adverse impact on our stockholders who might want to vote in favor of the merger or participate in the tender offer. In addition, shares of our preferred stock may be issued upon terms the board of directors deems appropriate without stockholder approval. Our ability to issue preferred stock in such a manner could enable our board of directors to prevent changes in our management or control.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus and the documents we have filed with the Securities and Exchange Commission which we have referenced on page 26 contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933. These statements involve known and unknown risks, uncertainties and other factors which may cause our or our industry's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to statements regarding:

     - market acceptance of new products;

     - competition in the industry;

     - the ability to satisfy demand for our products;

     - exchange rate fluctuations;

     - the availability of debt and equity financing;

     - the development of new competitive technologies;

     - the availability of key components for our products;

     - future acquisitions;

     - the availability of qualified personnel;

     - international, national, regional and local economic and political changes;

     - general economic conditions; and

     - trends affecting the semiconductor industry, our financial conditions or results of operations.

     In some cases, you can identify forward-looking statements by terms such as "may," will," "should," "could," "would," "expects," "plans," "anticipates," "believes," "estimates," "projects," "predicts," "potential" and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We discuss many of these risks in greater detail under the heading "Risk Factors." Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus.

     You should read this prospectus and the documents that we incorporate by reference in this prospectus completely and with the understanding that our actual future results may be materially different from what we expect. We may not update these forward-looking statements, even though our situation may change in the future. We qualify all of our forward-looking statements by these cautionary statements.

                          PRICE RANGE OF COMMON STOCK

     Our common stock is traded on the Nasdaq National Market under the symbol "BRKS." The following table sets forth, for the periods indicated, the high and low sales prices per share of our common stock, as reported by the Nasdaq National Market:

                                                               PRICE RANGE
                                                             ----------------
                                                              HIGH      LOW
                                                             ------    ------
CALENDAR YEAR 1998:
First Quarter..............................................  $19.25    $13.00
Second Quarter.............................................   17.50     11.38
Third Quarter..............................................   13.25      8.13
Fourth Quarter.............................................   17.44      8.25
CALENDAR YEAR 1999:
First Quarter..............................................  $26.38    $14.50
Second Quarter.............................................   28.38     16.75
Third Quarter..............................................   30.63     17.38
Fourth Quarter.............................................   34.25     16.69
CALENDAR YEAR 2000:
First Quarter (through February 10, 2000)..................  $68.88    $29.75

     On February 10, 2000, the closing price reported on the Nasdaq National Market for our common stock was $66.81 per share. On February 10, 2000 there were approximately 294 holders of record of our common stock.

                                DIVIDEND POLICY

     Other than dividends paid by one of our subsidiaries prior to its acquisition by us, we have never paid or declared any cash dividends on our capital stock and do not plan to pay any cash dividends in the foreseeable future. Our current policy is to retain all of our earnings to finance future growth. Our lending arrangement prohibits the payment of dividends without the prior approval of our lender.

                                USE OF PROCEEDS

     We estimate that the net proceeds to us from the sale of the 2,750,000 shares of common stock we are offering will be approximately $172.7 million. If the underwriters fully exercise the over-allotment option, the net proceeds to us will be approximately $193.5 million. For the purpose of estimating net proceeds, we are assuming that the public offering price will be $66.81 per share. "Net proceeds" is what we expect to receive after we pay the underwriting discount and other estimated expenses for this offering. We will not receive any portion of the proceeds from the sale of shares of common stock by the selling stockholders.

     We expect to use the net proceeds for general corporate purposes, including working capital, leasehold improvements and capital equipment. We may also use a portion of the net proceeds to acquire additional businesses, products and technologies, or to establish strategic alliances that we believe will complement our current or future business. We have entered into a letter of intent to acquire a software business for approximately $300,000 in cash, $300,000 in the form of shares of our common stock and an ongoing royalty payment upon achievement of milestones. While we are engaged in discussions regarding other potential strategic acquisitions, as of the date of this prospectus we do not have any agreements or commitments to enter into any acquisitions and have not allocated a specific amount of the net proceeds for this purpose.

     We will retain broad discretion in the allocation of the net proceeds of this offering. Pending the uses described above, we intend to invest the net proceeds of this offering in short-term interest-bearing securities. We cannot predict whether the proceeds will be invested to yield a favorable return.

                                 CAPITALIZATION

     The following table presents our capitalization as of December 31, 1999:

     - on an actual basis;

     - on a pro forma basis to reflect our acquisition of the businesses of Auto-Soft Corporation and AutoSimulations, Inc. from Daifuku America Corporation in January 2000 for $27.0 million in cash, 535,404 shares of common stock and a $16.0 million promissory note due on January 5, 2001; and

     - on a pro forma as adjusted basis to reflect the acquisition and the sale of 2,750,000 shares of common stock we are offering with this prospectus at an estimated offering price of $66.81 per share, and the application of the proceeds, net of the estimated underwriting discount and our estimated expenses.

     This table should be read together with our consolidated financial statements and the notes to those financial statements that are incorporated by reference and which we have referenced on page 26.

                                                             AS OF DECEMBER 31, 1999
                                                        ----------------------------------
                                                                                PRO FORMA
                                                         ACTUAL    PRO FORMA   AS ADJUSTED
                                                        --------   ---------   -----------
                                                                  (IN THOUSANDS)
Cash and cash equivalents.............................  $ 61,097   $ 39,488     $212,144
                                                        ========   ========     ========

Long-term debt and capital lease obligations
  (including current portion).........................  $  1,214   $ 18,422     $ 18,422
                                                        --------   --------     --------
Stockholders' equity:
  Common stock........................................       128        133          161
  Additional paid-in capital..........................   168,982    183,704      356,332
  Deferred compensation...............................       (58)       (58)         (58)
  Accumulated other comprehensive loss................    (1,210)    (1,210)      (1,210)
  Accumulated deficit.................................   (22,787)   (22,787)     (22,787)
                                                        --------   --------     --------
       Total stockholders' equity.....................   145,055    159,782      332,438
                                                        --------   --------     --------
            Total capitalization......................  $146,269   $178,204     $350,860
                                                        ========   ========     ========

     The total number of shares of outstanding common stock, as adjusted for this offering, excludes:

     - 3,097,693 shares of common stock issuable upon exercise of stock options outstanding at February 4, 2000, at a weighted average price of $20.59 per share;

     - 74,334 shares of common stock reserved for issuance pursuant to our employee stock purchase plan; and

     - 186,388 shares of common stock reserved for issuance pursuant to stock options not yet granted under all of our stock option plans.

     We also have submitted proposals to our stockholders to establish a new option plan which reserves an additional 1,000,000 shares of common stock for future issuance and to increase the number of shares of common stock issuable under our employee stock purchase plan by an additional 500,000 shares. Our stockholders are scheduled to accept or reject these proposals at our annual meeting, which is scheduled for February 24, 2000.

                                    DILUTION

     Our net tangible book value as of December 31, 1999 was approximately $133.4 million, or $10.44 per share. Net tangible book value per share represents the amount of our total tangible assets less total liabilities divided by the total number of shares of common stock outstanding. After giving effect to: (1) the sale by us of 2,750,000 shares of common stock offered by this prospectus at an assumed offering price of $66.81 per share and after deducting estimated underwriting discount and offering expenses; and (2) our acquisition of the businesses of Auto-Soft Corporation and AutoSimulations, Inc. from Daifuku America Corporation in January 2000 for $27.0 million in cash, 535,404 shares of common stock and a $16.0 million promissory note due on January 5, 2001, our pro forma net tangible book value at December 31, 1999 would have been approximately $272.1 million, or $16.94 per share. This represents an immediate increase in net tangible book value of $6.50 per share to existing stockholders and an immediate dilution of $49.87 per share to new investors in this offering, as illustrated by the following table:

Assumed public offering price per share....................            $66.81
  Net tangible book value per share before the offering....  $10.44
  Increase per share attributable to new investors.........  $ 6.50
                                                             ------
Pro forma net tangible book value per share after the
  offering.................................................            $16.94
                                                                       ------
Pro forma net tangible book value dilution per share to new
  investors................................................            $49.87
                                                                       ======

     This discussion of dilution, and the table quantifying it, assume no exercise of any outstanding stock options. The exercise of stock options outstanding under our stock option plans having an exercise price less than the offering price would increase the dilutive effect to new investors.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected historical consolidated financial data has been derived from our historical consolidated financial statements including our notes, and should be read in conjunction with these consolidated financial statements and notes. Our historical consolidated financial statements as of September 30, 1998 and 1999 and for the three years in the period ended September 30, 1999 were audited by PricewaterhouseCoopers LLP, independent public accountants and are incorporated herein by reference. See "Where You Can Find More Information" on page 26. Our historical financial data as of and for the interim periods presented below have been prepared on the same basis as that derived from historical financial statements prepared on an annual basis and, in the opinion of our management, includes all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of our financial position and result of our operations as of these dates and for these periods. The results of the interim periods are not necessarily indicative of the results to be expected for future periods.

                                                                                                               THREE MONTHS
                                                                                                                   ENDED
                                                                FISCAL YEARS ENDED SEPTEMBER 30,               DECEMBER 31,
                                                       ---------------------------------------------------   -----------------
                                                        1995       1996       1997       1998       1999      1998      1999
                                                       -------   --------   --------   --------   --------   -------   -------
STATEMENT OF OPERATIONS DATA:                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues.............................................  $68,488   $112,730   $109,427   $100,252   $103,906   $20,052   $50,280
 Cost of revenues....................................   34,084     57,961     65,310     73,528     57,877    11,487    25,828
                                                       -------   --------   --------   --------   --------   -------   -------
Gross profit.........................................   34,404     54,769     44,117     26,724     46,029     8,565    24,452
                                                       -------   --------   --------   --------   --------   -------   -------
Operating expenses
 Research and development............................   12,617     20,315     22,208     25,376     22,425     4,930     7,140
 Selling, general and administrative.................   15,475     23,798     24,905     27,500     31,631     6,041    12,501
 Amortization of acquired intangible assets..........       --         --         --         --        349        --       795
 Acquisition-related and restructuring costs.........       --        230         --      3,722      3,120        --        --
                                                       -------   --------   --------   --------   --------   -------   -------
   Total operating expenses..........................   28,092     44,343     47,113     56,598     57,525    10,971    20,436
                                                       -------   --------   --------   --------   --------   -------   -------
Income (loss) from operations........................    6,312     10,426     (2,996)   (29,874)   (11,496)   (2,406)    4,016
Interest income......................................      637        435        234      3,629      3,150       771       643
Interest expense.....................................      529        471        940        999        368        75        38
Other income (expense)...............................       --         --         --         --       (225)      (18)      (41)
                                                       -------   --------   --------   --------   --------   -------   -------
Income (loss) before income taxes and minority
 interests...........................................    6,420     10,390     (3,702)   (27,244)    (8,939)   (1,728)    4,580
                                                       -------   --------   --------   --------   --------   -------   -------
Income tax provision (benefit).......................    1,705      3,920        467     (4,681)    (1,015)     (197)    1,808
                                                       -------   --------   --------   --------   --------   -------   -------
Income (loss) before minority interests..............    4,715      6,470     (4,169)   (22,563)    (7,924)   (1,531)    2,772
Minority interests in loss of consolidated
 subsidiary..........................................       --         --         --         --        (40)       --       (93)
                                                       -------   --------   --------   --------   --------   -------   -------
Net income (loss)....................................    4,715      6,470     (4,169)   (22,563)    (7,884)   (1,531)    2,865
                                                       =======   ========   ========   ========   ========   =======   =======
Accretion and dividends on preferred stock...........     (521)      (521)    (1,005)    (1,420)      (654)     (225)       --
                                                       -------   --------   --------   --------   --------   -------   -------
Net income (loss) attributable to common
 stockholders........................................  $ 4,194   $  5,949   $ (5,174)  $(23,983)  $ (8,538)  $(1,756)  $ 2,865
                                                       =======   ========   ========   ========   ========   =======   =======
Income (loss) per share attributable to common
 stockholders
 Basic...............................................  $  0.69   $   0.77   $  (0.66)  $  (2.32)  $  (0.76)  $ (0.16)  $  0.22
 Diluted.............................................  $  0.55   $   0.65   $  (0.66)  $  (2.32)  $  (0.76)  $ (0.16)  $  0.21
Shares used in computing income (loss) per share:
 Basic...............................................    6,118      7,681      7,880     10,337     11,192    11,087    12,769
 Diluted.............................................    7,685      9,161      7,880     10,337     11,192    11,087    13,411

                                                                     AS OF SEPTEMBER 30,
                                                     ----------------------------------------------------          AS OF
                                                      1995      1996       1997        1998        1999      DECEMBER 31, 1999
                                                     -------   -------   --------    --------    --------    -----------------
BALANCE SHEET DATA:                                                     (IN THOUSANDS)
Cash and cash equivalents..........................  $17,637   $ 6,653   $ 77,333    $ 69,479    $ 66,366        $ 61,097
Total assets.......................................   66,379    80,693    166,292     145,321     177,145         183,794
Long-term debt (including current portion).........    2,785     3,900      3,427       3,849       1,338           1,214
Total stockholders' equity.........................  $38,883   $47,904   $128,797    $118,634    $142,146        $145,055

Revenues in the statement of operations data table above include revenues from a related party of $10.5 million, $19.1 million, $18.2 million, $15.9 million and $15.3 million in fiscal 1995, 1996, 1997, 1998 and 1999, respectively, and $738,000 and $7.0 million for the quarters ended December 31, 1998 and 1999, respectively.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table provides information known to us regarding the beneficial ownership of our common stock as of February 4, 2000, and as adjusted to reflect the sale of common stock offered by this prospectus, for each of the following:

     - each selling stockholder;

     - each of our named executive officers in the Summary Compensation Table contained in the Proxy Statement for Annual Meeting of the Stockholders to be held on February 24, 2000;

     - each of our directors;

     - all named executive officers and directors as a group; and

     - each person who beneficially owns more than 5% of our common stock.

     Unless otherwise indicated, to our knowledge, each person identified possesses sole voting and investment power with respect to the shares listed except to the extent shared by such person's spouse under applicable law.

     We have granted the underwriters an option to purchase a maximum of 330,500 additional shares to cover over-allotments of shares. Some of the selling stockholders have granted the underwriters an option to purchase a maximum of 157,000 additional shares to cover over-allotments of shares. If the underwriters exercise their over-allotment option, the underwriters will purchase the first 100,000 shares from Daifuku America Corporation. If the underwriters purchase more than 100,000 shares under their over-allotment option, the underwriters will purchase the additional shares pro rata from us and some of the selling stockholders, as described in the table below. The numbers shown in the table below assume no exercise by the underwriters of their over-allotment option.

     In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock which that person could purchase by exercising outstanding stock options, warrants or other rights prior to April 4, 2000 are deemed outstanding. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

                                           SHARES OWNED                              SHARES OWNED
                                       PRIOR TO OFFERING(1)                         AFTER OFFERING
                                       --------------------                      --------------------
                NAME                    NUMBER      PERCENT    SHARES OFFERED     NUMBER      PERCENT
                ----                   ---------    -------    --------------    ---------    -------
Robert J. Therrien(2)(13)............  1,299,864      9.6%        255,000        1,044,864      6.4%
  Director, Chief Executive Officer
  and President
Lynda M. Avallone....................      5,235        *           2,500            2,735        *
  Vice President and Corporate
  Treasurer
David R. Beaulieu(3).................     19,304        *           5,000           14,304        *
  Vice President and General Manager,
  Vacuum Business Unit
Steven E. Hebert.....................      5,143        *           2,500            2,643        *
  Corporate Controller
James A Pelusi(4)....................     41,756        *           9,000           32,756        *
  Senior Vice President, Factory
  Automation Division
Michael W. Pippins(5)................     85,478        *          33,000           52,478        *
  Vice President, Global Operations
  and Business Development
Ellen B. Richstone(6)................     15,799        *           7,000            8,799        *
  Senior Vice President Finance and
  Administration and Chief Financial
  Officer

                                           SHARES OWNED                              SHARES OWNED
                                       PRIOR TO OFFERING(1)                         AFTER OFFERING
                                       --------------------                      --------------------
                NAME                    NUMBER      PERCENT    SHARES OFFERED     NUMBER      PERCENT
                ----                   ---------    -------    --------------    ---------    -------
Michael F. Werner(7).................     84,600        *          36,000           48,600        *
  Senior Vice President, Operations
Amin J. Khoury(8)....................     10,000        *              --           10,000        *
  Director
Roger D. Emerick(9)..................     25,000        *              --           25,000        *
  Director
Juergen Giessmann(10)................         --       --              --               --       --
  Director
All directors and executive officers
  as a group (12
  persons)(2)(3)(4)(5)(6)(7)
  (8)(9)(10).........................  1,613,612     11.8%        350,000        1,263,612      7.7%
Daifuku America Corporation (11).....    535,404      4.0%        150,000          385,404      2.4%
  6700 Tussing Road
  Reynoldsburg, Ohio 43068
Kopp Investment Advisors, Inc.(12)...  1,296,139      9.7%             --        1,296,139      8.1%
  7701 France Avenue South, Suite 500
  Edina, Minnesota 55435
M+W Zander Holding GmbH (13).........    868,572      6.5%             --          868,572      5.4%
  Lotterbergstrasse 30
  70499 Stuttgart
  Germany

---------------
   * Less than one percent of outstanding common stock.

 (1) The number of shares of common stock deemed outstanding on February 4, 2000 with respect to a person or group includes (a) 13,348,842 shares of common stock outstanding on such date and (b) all options that are currently exercisable or will become exercisable prior to April 4, 2000 by such person or group.

 (2) Includes 183,850 shares issuable pursuant to stock options exercisable within 60 days of February 4, 2000. Excludes shares held by certain children and grandchildren of Mr. Therrien, as to which he disclaims beneficial ownership. Mr. Therrien has granted the underwriters an option to purchase a maximum of 45,000 additional shares to cover over-allotments.

 (3) Includes 12,000 shares issuable pursuant to stock options exercisable within 60 days of February 4, 2000. Mr. Beaulieu has granted the underwriters an option to purchase a maximum of 1,000 additional shares to cover over-allotments.

 (4) Includes 15,340 shares issuable pursuant to stock options exercisable within 60 days of February 4, 2000. Mr. Pelusi has granted the underwriters an option to purchase a maximum of 1,000 additional shares to cover over-allotments.

 (5) Includes 49,118 shares issuable pursuant to stock options exercisable within 60 days of February 4, 2000. Mr. Pippins has granted the underwriters an option to purchase a maximum of 5,000 additional shares to cover over-allotments.

 (6) Includes 7,453 shares issuable pursuant to stock options exercisable within 60 days of February 4, 2000. Ms. Richstone has granted the underwriters an option to purchase a maximum of 1,000 additional shares to cover over-allotments.

 (7) Includes 43,350 shares issuable pursuant to stock options exercisable within 60 days of February 4, 2000. Mr. Werner has granted the underwriters an option to purchase a maximum of 4,000 additional shares to cover over-allotments.

 (8) Consists of 10,000 shares issuable pursuant to stock options exercisable within 60 days of February 4, 2000.

 (9) Includes 16,000 shares issuable pursuant to stock options exercisable within 60 days of February 4, 2000.

(10) Excludes 868,572 shares held by M+W Zander Holding GmbH, as to which Mr. Giessmann disclaims beneficial ownership. Mr. Giessmann is one of four managing directors of M+W.

(11) Includes 267,702 held in escrow to satisfy indemnification claims we may make in connection with our acquisition of two of Daifuku's subsidiaries. Voting of shares is subject to a Stockholder Agreement dated January 6, 2000 among the Company, Daifuku America Corporation and Daifuku Co., Ltd. pursuant to which Daifuku agreed to vote all of its shares in accordance with the recommendation of our board of directors. Daifuku has granted the underwriters an option to purchase a maximum of 100,000 additional shares to cover over-allotments.

(12) Kopp Investment Advisors, Inc. filed an amended Schedule 13G with the Securities and Exchange Commission in February 2000 on behalf of itself, Kopp Holding Company and LeRoy C. Kopp indicating beneficial ownership of this amount. Of this amount, Kopp Investment Advisors, Inc. has sole voting power with respect to 723,000 shares and LeRoy C. Kopp has sole voting power with respect to 78,000 shares.

(13) Voting of shares is subject to a Stockholder Agreement dated September 30, 1999 among the Company, Robert J. Therrien in his capacity as a stockholder of the Company, M+W and Jenoptik AG pursuant to which we agreed to nominate a reasonably acceptable candidate of Jenoptik to our board of directors at each election, Mr. Therrien agreed to vote all his shares in favor of Jenoptik's candidate, and Jenoptik agreed to vote all of its in favor of the nominees of our existing board of directors.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting
agreement dated February   , 2000, we and the selling stockholders have agreed
to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation, SG Cowen Securities Corporation, Needham & Company, Inc., Adams, Harkness & Hill, Inc. and SoundView Technology Group, Inc. are acting as representatives, the following respective number of shares of our common stock:

                                                              NUMBER OF
UNDERWRITER                                                    SHARES
------------------------------------------------------------  ---------
Credit Suisse First Boston Corporation......................
SG Cowen Securities Corporation.............................
Needham & Company, Inc. ....................................
Adams, Harkness & Hill, Inc. ...............................
SoundView Technology Group, Inc. ...........................
                                                              ---------
     Total..................................................  3,250,000
                                                              =========

     Credit Suisse First Boston Corporation and SG Cowen Securities Corporation are acting as joint-lead managers in this offering. Credit Suisse First Boston Corporation is acting as sole book-running manager.

     The underwriting agreement provides that the underwriters are obligated to purchase all of the shares of common stock offered in this offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of nondefaulting underwriters may be increased or the offering of common stock may be terminated.

     The underwriters have a 30-day option to purchase up to 330,500 additional shares of common stock from us and up to 157,000 additional shares of common stock from seven of the selling stockholders at the public offering price, less the underwriting discounts and commissions. This option may be exercised only to cover any over-allotments of common stock.

     The underwriters propose to offer the shares of common stock initially at the public offering price set forth on the cover page of this prospectus and to
selling group members at that price less a concession of $          per share.
The underwriters and selling group members may allow a discount of $ per share on sales to other broker/dealers. After the public offering, the public offering price and concession and discount to broker/dealers may be changed by the representatives.

     The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay.

                                                       PER SHARE                        TOTAL
                                              ---------------------------    ---------------------------
                                              WITHOUT OVER-    WITH OVER-    WITHOUT OVER-    WITH OVER-
                                                ALLOTMENT      ALLOTMENT       ALLOTMENT      ALLOTMENT
                                              -------------    ----------    -------------    ----------
Underwriting discounts and commissions
  payable by us.............................        $              $               $              $
Expenses payable by us......................        $              $               $              $
Underwriting discounts and commissions
  payable by selling stockholders...........        $              $               $              $

     We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus, except issuances pursuant to the Company's employee stock purchase plan and pursuant to the exercise of employee stock options outstanding on the date hereof.

     Our officers and directors have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such aforementioned transaction is to be settled by delivery of our common stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus.

     We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

     The shares of our common stock are listed on the Nasdaq National Market under the symbol "BRKS."

     The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934.

     - Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

     - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

     - In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to certain limitations, make bids for or purchases of the common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of our common stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are effected. Accordingly, any resale of the common stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

     Each purchaser of common stock in Canada who receives a purchase confirmation will be deemed to represent to us, the selling stockholders and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such common stock without the benefit of a prospectus qualified under such securities laws,
(ii) where required by law, that such purchaser is purchasing as principal and not as agent and (iii) such purchaser has reviewed the text above under "Resale restrictions."

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must relay on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's directors and officers, as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons inside Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one such report must be filed in respect of common stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and with respect to the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

     The validity of the shares of common stock to be issued in this offering will be passed upon for us by Brown, Rudnick, Freed & Gesmer, Boston, Massachusetts. Certain legal matters will be passed on for the underwriters by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts.

                                    EXPERTS

     The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K of Brooks Automation, Inc. for the year ended September 30, 1999 and the audited historical financial statements of Auto-Soft Corporation and AutoSimulations, Inc. included in Item 7(a) of Brooks Automation, Inc.'s Form 8-K/A dated February 14, 2000 have been so incorporated in reliance on the reports of PricewaterhouseCoopers, LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The financial statements of the Infab Group as of December 31, 1998 and 1997, and the related consolidated statements of operations for the three-years ended December 31, 1998 and the related consolidated statements of cash flows for the two-years ended December 31, 1998, have been incorporated in this prospectus by reference and appear in our Form 8-K/A dated December 14, 1999 and have been audited by Dr. Ebner, Dr. Stoltz and Partner GmbH, independent auditors, as set forth in their report thereon included therein. Such financial statements are incorporated in this prospectus by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC. You may read and copy these reports, proxy statements and other information at the SEC's public reference rooms at 450 Fifth Street, NW., Washington, D.C., and in New York, NY and Chicago, IL. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC's web site at http://www.sec.gov. In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 "K" Street, Washington, DC 20006.

     We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933 with respect to the common stock offered in connection with this prospectus. This prospectus does not contain all of the information set forth in the registration statement. We have omitted certain parts of the registration statement in accordance with the rules and regulations of the SEC. For further information with respect to us and the common stock, you should refer to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, you should refer to the copy of such contract or document filed as an exhibit to or incorporated by reference in the registration statement. Each statement as to the contents of such contract or document is qualified in all respects by such reference. You may obtain copies of the registration statement from the SEC's principal office in Washington, D.C. upon payment of the fees prescribed by the SEC, or you may examine the registration statement without charge at the offices of the SEC described above.

     The SEC allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we and the selling stockholders sell all of the common stock:

     - Annual Report on Form 10-K for the year ended September 30, 1999;

     - Proxy Statement for the Annual Meeting of Stockholders to be held on February 24, 2000;

     - Current Reports on Form 8-K and Form 8-K/A filed with the SEC on October 15, 1999, December 14, 1999, January 19, 2000 and February 14, 2000, as
       amended;

     - Quarterly Report on Form 10-Q for the period ended December 31, 1999; and

     - The description of the common stock contained in our Registration Statements on Form 8-A, as filed on January 24, 1995 and August 7, 1997.

     You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

                            Brooks Automation, Inc.
                               15 Elizabeth Drive
                        Chelmsford, Massachusetts 01824
                         Attention: Investor Relations
                                 (978) 262-2400

     You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

                                 [BROOKS LOGO]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

SEC Registration Fee........................................  $ 63,613
NASD Filing Fee.............................................    24,596
Blue Sky Fees...............................................    10,000*
Nasdaq National Market Listing Fee..........................    17,500
Transfer Agent and Registrar Fees...........................       404*
Accounting Fees and Expenses................................   125,000*
Legal Fees and Expenses.....................................   250,000*
Printing and Engraving Fees.................................   100,000*
Miscellaneous...............................................   375,000*
                                                              --------
     TOTAL..................................................  $966,113
                                                              ========

---------------
* Estimated

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Article Ninth of the Company's Certificate of Incorporation eliminates the personal liability of directors of the Company or its stockholders for monetary damages for breach of fiduciary duty to the full extent permitted by Delaware law. Article VII of the Company's Bylaws provides that the Company may indemnify its officers and director to the full extent permitted by the Delaware General Corporation Law. Section 145 of the Delaware General Corporation Law authorizes a corporation to indemnify directors, officers and employees unless such party has been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his action was in the best interest of the corporation. The Company also maintains directors and officers liability insurance.

     Reference is hereby made to Section 8 of the Underwriting Agreement between the Company the Underwriters, filed as Exhibit 1.01 to this Registration Statement, for a description of indemnification arrangements between the Company and the Underwriters.

     Reference is hereby made to Section 2 of the Selling Stockholder Agreement among the Company and the Selling Stockholders, filed as Exhibit 99.05 to this Registration Statement, for a description of indemnification arrangements among the Company and the Selling Stockholders.

ITEM 16.  EXHIBITS

EXHIBIT
NUMBER                              TITLE
-------                             -----
  1.01   Form of Underwriting Agreement                                  Filed herewith
  2.01   Intentionally Omitted
  2.02   Agreement and Plan of Merger relating to the combination of     L**
         FASTech Integration, Inc. with the Registrant
  2.03   Stock for Cash Purchase Agreement Relating to the               N**
         Acquisition of Hanyon Tech. Co., Ltd. by the Registrant
  2.04   Assets for Cash Purchase Agreement Relating to the              O**
         Acquisition of substantially all of the Assets of Domain
         Manufacturing Corporation and its Subsidiary Domain
         Manufacturing SARL by the Registrant
  2.05   Agreement and Plan of Merger Relating to the Combination of     P**
         Smart Machines Inc. with the Registrant
  2.06   Master Purchase Agreement Relating to the Acquisition of        Q**
         Substantially All of the Assets of the Infab Division of
         Jenoptik AG by the Registrant

EXHIBIT
NUMBER                              TITLE
-------                             -----
  2.07   Agreement and Plan of Merger relating to the Acquisition of     S**
         Auto-Soft Corporation and AutoSimulations, Inc.
  4.01   Specimen Certificate for shares of the Registrant's common      A**
         stock
  4.02   Description of Capital Stock (contained in the Certificate      A**
         of Incorporation of the Registrant, filed as Exhibit 3.01)
  4.03   Rights Agreement dated July 23, 1997                            I**
  4.04   Stockholders Agreement by and among the Company, Jenoptik       P**
         AG, M+W Zander Holding GmbH and Robert J. Therrien
  4.05   Stockholders Agreement by and among the Company, Daifuku        S**
         America Corporation and Daifuku Co., Ltd
  5.01   Opinion of Brown, Rudnick, Freed & Gesmer                       Filed herewith
 23.01   Consent of PricewaterhouseCoopers LLP                           Filed herewith
 23.02   Consent of Brown, Rudnick, Freed & Gesmer (included in          Filed herewith
         Exhibit 5.01)
 23.03   Consent of Dr. Ebner, Dr. Stoltz and Partner GmbH               Filed herewith
 24.01   Power of Attorney (included on signature of this                Filed herewith
         Registration Statement)
 99.01   1993 Nonemployee Director Stock Option Plan                     J**
 99.02   1992 Combination Stock Option Plan                              K**
 99.03   1995 Employee Stock Purchase Plan                               E**
 99.04   1998 Employee Equity Incentive Plan                             R**
 99.05   Form of Selling Stockholder Agreement                           Filed herewith
 99.06   Consent of Dataquest                                            Filed herewith

---------------

A. Incorporated by reference to the Company's registration statement on Form S-1 (Registration No. 33-87296). The number set forth herein is the number of the Exhibit in said registration statement.
E. Incorporated by reference to the Company's registration statement on Form S-8 (No. 333-07315). The number set forth herein is the number of the Exhibit in said registration statement.
I. Incorporated by reference to the Company's current report on Form 8-K filed on August 7, 1997.
J. Incorporated by reference to the Company's registration statement on Form S-8 (No. 333-22717). The number assigned to each Exhibit above is the same as the number assigned to the Exhibit in said registration statement.
K. Incorporated by reference to the Company's registration statement on Form S-8 (No. 333-07313). The number assigned to each Exhibit above is the same as the number assigned to the Exhibit in said registration statement.
L. Incorporated by reference to the Company's current report on Form 8-K filed on October 15, 1998.
N. Incorporated by reference to the Company's current report on Form 8-K filed on May 6, 1999.
O. Incorporated by reference to the Company's current report on Form 8-K filed on July 14, 1999.
P. Incorporated by reference to the Company's current report on Form 8-K filed on September 15, 1999.
Q. Incorporated by reference to the Company's current report on Form 8-K filed on October 15, 1999.
R. Incorporated by reference to the Company's annual report on Form 10-K for the fiscal year ended September 30, 1999.
S. Incorporated by reference to the Company's current report on Form 8-K filed on January 19, 2000.
*    Management contract or compensatory plan or arrangement.
**   In accordance with Rule 12b-32 under the Securities Exchange
     Act of 1934, as amended, reference is made to the documents previously filed with the Securities and Exchange
     Commission, which documents are hereby incorporated by reference.

ITEM 17.  UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     The undersigned Registrant hereby further undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be initial bona fide offering thereof.

          (2) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (3) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, Commonwealth of Massachusetts, on the 11th day of February, 2000.

                                          BROOKS AUTOMATION, INC.

                                          By: /s/ ROBERT J. THERRIEN
                                            ------------------------------------
                                              Robert J. Therrien
                                              Chief Executive Officer and
                                              President

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS that each person whose signature appears below constitutes and appoints Robert J. Therrien and Ellen B. Richstone, and each of them, with the power to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him or in his name, place and stead, in any and all capacities to sign any and all amendments or post-effective amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, and in connection with any registration of additional securities pursuant to Rule 462(b) under the Securities Act of 1933, as amended, to sign any abbreviated registration statements and any and all amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, in each case, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitutes, may lawfully do or cause to be done by virtue hereof.

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

SIGNATURE                                                       TITLE                       DATE
---------                                                       -----                       ----
             /s/ ROBERT J. THERRIEN               Director, Chief Executive Officer   February 11, 2000
------------------------------------------------    and President (Principal
               Robert J. Therrien                   Executive Officer)

             /s/ ELLEN B. RICHSTONE               Senior Vice President Finance and   February 11, 2000
------------------------------------------------    Administration and Chief
               Ellen B. Richstone                   Financial Officer (Principal
                                                    Financial Officer)

              /s/ STEVEN E. HEBERT                Principal Accounting Officer        February 11, 2000
------------------------------------------------
                Steven E. Hebert

              /s/ ROGER D. EMERICK                Director                            February 11, 2000
------------------------------------------------
                Roger D. Emerick

               /s/ AMIN J. KHOURY                 Director                            February 11, 2000
------------------------------------------------
                 Amin J. Khoury

             /s/ JUERGEN GIESSMANN                Director                            February 11, 2000
------------------------------------------------
               Juergen Giessmann

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                              TITLE
-------                             -----
  1.01   Form of Underwriting Agreement                                  Filed herewith
  2.01   Intentionally Omitted
  2.02   Agreement and Plan of Merger relating to the combination of     L**
         FASTech Integration, Inc. with the Registrant
  2.03   Stock for Cash Purchase Agreement Relating to the               N**
         Acquisition of Hanyon Tech. Co., Ltd. by the Registrant
  2.04   Assets for Cash Purchase Agreement Relating to the              O**
         Acquisition of substantially all of the Assets of Domain
         Manufacturing Corporation and its Subsidiary Domain
         Manufacturing SARL by the Registrant
  2.05   Agreement and Plan of Merger Relating to the Combination of     P**
         Smart Machines Inc. with the Registrant
  2.06   Master Purchase Agreement Relating to the Acquisition of        Q**
         Substantially All of the Assets of the Infab Division of
         Jenoptik AG by the Registrant
  2.07   Agreement and Plan of Merger relating to the Acquisition of     S**
         Auto-Soft Corporation and AutoSimulations, Inc.
  4.01   Specimen Certificate for shares of the Registrant's common      A**
         stock
  4.02   Description of Capital Stock (contained in the Certificate      A**
         of Incorporation of the Registrant, filed as Exhibit 3.01)
  4.03   Rights Agreement dated July 23, 1997                            I**
  4.04   Stockholders Agreement by and among the Company, Jenoptik       P**
         AG, M+W Zander Holding GmbH and Robert J. Therrien
  4.05   Stockholders Agreement by and among the Company, Daifuku        S**
         America Corporation and Daifuku Co., Ltd.
  5.01   Opinion of Brown, Rudnick, Freed & Gesmer                       Filed herewith
 23.01   Consent of PricewaterhouseCoopers LLP                           Filed herewith
 23.02   Consent of Brown, Rudnick, Freed & Gesmer (included in          Filed herewith
         Exhibit 5.01)
 23.03   Consent of Dr. Ebner, Dr. Stoltz and Partner GmbH               Filed herewith
 24.01   Power of Attorney (included on signature of this                Filed herewith
         Registration Statement)
 99.01   1993 Nonemployee Director Stock Option Plan                     J**
 99.02   1992 Combination Stock Option Plan                              K**
 99.03   1995 Employee Stock Purchase Plan                               E**
 99.04   1998 Employee Equity Incentive Plan                             R**
 99.05   Form of Selling Stockholder Agreement                           Filed herewith
 99.06   Consent of Dataquest                                            Filed herewith

---------------

A. Incorporated by reference to the Company's registration statement on Form S-1 (Registration No. 33-87296). The number set forth herein is the number of the Exhibit in said registration statement.
E. Incorporated by reference to the Company's registration statement on Form S-8 (No. 333-07315). The number set forth herein is the number of the Exhibit in said registration statement.
I. Incorporated by reference to the Company's current report on Form 8-K filed on August 7, 1997.
J. Incorporated by reference to the Company's registration statement on Form S-8 (No. 333-22717). The number assigned to each Exhibit above is the same as the number assigned to the Exhibit in said registration statement.
K. Incorporated by reference to the Company's registration statement on Form S-8 (No. 333-07313). The number assigned to each Exhibit above is the same as the number assigned to the Exhibit in said registration statement.
L. Incorporated by reference to the Company's current report on Form 8-K filed on October 15, 1998.
N. Incorporated by reference to the Company's current report on Form 8-K filed on May 6, 1999.

O. Incorporated by reference to the Company's current report on Form 8-K filed on July 14, 1999.
P. Incorporated by reference to the Company's current report on Form 8-K filed on September 15, 1999.
Q. Incorporated by reference to the Company's current report on Form 8-K filed on October 15, 1999.
R. Incorporated by reference to the Company's annual report on Form 10-K for the fiscal year ended September 30, 1999.
S. Incorporated by reference to the Company's current report on Form 8-K filed on January 19, 2000.
*    Management contract or compensatory plan or arrangement.
**   In accordance with Rule 12b-32 under the Securities Exchange
     Act of 1934, as amended, reference is made to the documents previously filed with the Securities and Exchange
     Commission, which documents are hereby incorporated by reference.

                                       E-2